UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                       Digital Transmission Systems, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   25387N 10 9
             -------------------------------------------------------
                                 (CUSIP Number)


                               DR. HATIM ZAGHLOUL
                                   WI-LAN INC.
                        SUITE 300, 801 MANNING ROAD N.E.
                            CALGARY, ALBERTA T2E 8J8
                                     CANADA
                               TEL: (403) 273-9133
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 with a copy to

                                KENNETH SAM, ESQ.
                              DORSEY & WHITNEY LLP
                          1420 FIFTH AVENUE, SUITE 3400
                                SEATTLE, WA 98101
                               TEL: (206) 903-8804

                                December 31, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or(4), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Continued on the following page(s)

                                   Page 1 of 5

                              Exhibit Index: Page 5

CUSIP No. 25387N 10 9                  13D                     Page 2 of 5 Pages


--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS,
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Wi-LAN Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             N/A
--------------------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                               |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Province of Alberta, Canada
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
      NUMBER OF              0
                      ----------------------------------------------------------
       SHARES           8    SHARED VOTING POWER
     BENEFICIALLY            0
                      ----------------------------------------------------------
      OWNED BY          9    SOLE DISPOSITIVE POWER
        EACH                 0
                      ----------------------------------------------------------
      REPORTING        10    SHARED DISPOSITIVE POWER
     PERSON WITH             0
                      ----------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
--------------------------------------------------------------------------------
    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                              |_|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------



* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 25387N 10 9                  13D                     Page 3 of 5 Pages


This Amendment No. 2 with respect to the Statement on Schedule 13D filed on January 18, 2000, and as amended on November 14, 2000 (the "Schedule"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Digital Transmission Systems, Inc., a Delaware corporation (the "Company"), hereby amends the Schedule in the following respects only. Unless otherwise indicted, all capitalized terms have the same meaning as provided in the Schedule.


Item 4.  Purpose of Transaction.

This Amendment No. 2 to Schedule 13D is being filed to reflect the transactions under the Stock Purchase Agreement dated December 31, 2001 (the "Stock Purchase Agreement"), by and between (i) Wi-Lan, Inc. (the "Reporting Person"), (ii) Digital Transmission Systems, Inc. 401(k) and Employee Stock Ownership Plan (the "DTS ESOP") and (iii) Digital Transmission Systems, Inc. (the "Issuer"). Under the terms of the Stock Purchase Agreement, the parties agreed as follows:

     (i) the Reporting Person would convert Convertible Debentures of the Issuer in the aggregate amount of $721,102 into 721,102 shares of common stock of the Issuer;

     (ii) the Reporting Person would convert 8,049,568 shares of Series B Preferred Stock into 2,784,954 shares of common stock of the Issuer;

     (iii) the Reporting Person would sell and the DTS ESOP would purchase 10,038,370 shares of common stock of the Issuer (the "Purchased Shares") for the purchase price of $1,003,837 (the "Purchase Price");

     (iv) the Purchase Price would be paid (a) $103,837 in cash and (b) a ten year promissory in the principal amount of $900,000 bearing interest at the rate of six percent per annum (the "Note");

     (v) the performance of the obligations of the DTS ESOP would be guaranteed by the Issuer by making contributions to the DTS ESOP in such amounts and on such dates as to enable the DTS ESOP to make payments due under the Note;

     (vi) the DTS ESOP would pledge Purchased Shares unallocated under the employee stock ownership plan as security for its obligations under the Note under the terms of a pledge agreement (the "Pledge");

     (vii) the Reporting Person would tender to the Issuer for cancellation warrants exercisable to acquire 702,615 shares of common stock of the Issuer (the "Warrants");

     (viii) DTS ESOP has the right to rescind the transaction in the event DTS ESOP is unable to obtain an independent opinion from an appraiser that the Purchase Price is not greater than the fair market value of the Purchased Shares and that the transaction is fair to DTS ESOP from a financial standpoint (the "Appraisal"). The rescission right must be exercised no later than thirty days after the receipt of the Appraisal, but no later than February 28, 2002. In the event DTS ESOP exercises its right of rescission, (a) the parties may adjust the Purchase Price; (b) DTS ESOP may elect to retain Purchased Shares with a value equal (based on the Appraisal) to the $103,837 cash portion of the Purchase Price and return the remaining Purchased Shares in return for the Cancellation of the Note; or (c) reverse the transaction; and

     (ix) DTS ESOP may provide the Reporting Person of its intent to refinance the Note on or before November 30, 2002. If DTS ESOP is unable to refinance the Note on or before December 31, 2002 with a financial institution or the Issuer, the Reporting Person has the right to demand the return of any Purchased Shares subject to the Pledge in cancellation of the Note.

CUSIP No. 25387N 10 9                  13D                     Page 4 of 5 Pages


After giving effect to the transactions under the Stock Purchase Agreement, the Reporting Issuer does not beneficially own any securities of the Issuer.


Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule D is hereby amended and restated in its entirety to read as follows:

     (a) On December 31, 2001, the Reporting Person (i) sold 10,038,370 shares of common stock of the Issuer and (ii) tendered to the Issuer for cancellation Warrants exercisable to acquire 702,615 shares of common stock of the Issuer pursuant to the terms of the Stock Purchase Agreement. After giving effect to the transactions, the Reporting Person does not beneficially own any securities of the Issuer.

     (b) See Item 5(a).

     (c) On December 31, 2001, the Reporting Person sold 10,038,370 shares of common stock of the Issuer to the DTS ESOP pursuant to the Stock Purchase Agreement for the Purchase Price of $1,003,837, paid (i) $103,837 in cash and
(ii) a ten year promissory in the principal amount of $900,000 bearing interest at the rate of six percent per annum.

     To the best knowledge of the Reporting Person, none of the parties named in
Item 2 of the Schedule 13D effected any transactions in the Issuer's stock during the past sixty days.

     (d) As a result of the sale of the Purchased Shares and the cancellation of the Warrants pursuant to the Stock Purchase Agreement, the Reporting Person ceased to be the beneficial owner of more than five percent of the common stock of the Issuer on December 31, 2001.


MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by the addition of the following:

     12.  Stock Purchase Agreement

     13.  Pledge Agreement


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       WI-LAN INC.

                                       By: /s/ H. Zaghloul
                                           ------------------------------------
                                           Name:   Hatim Zaghloul
                                           Title:  Chairman & CEO



            Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)

CUSIP No. 25387N 10 9                  13D                     Page 5 of 5 Pages


                                 EXHIBIT INDEX



     12.  Stock Purchase Agreement

     13.  Pledge Agreement